Exhibit 9

Port Canaveral Exploration Tower

Florida, United States

Karl Watson Jr.

President - CEMEX USA

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

CEMEX USA financial highlights

Sales and EBITDA

($ M)

3,678

3,314

3,062 Sales

2,616 EBITDA

421

255

43

-89

2011 2012 2013 2014

EBITDA

-3.4% 1.4% 7.7% 11.4%

Margin

Operating

30% 84% 46%

Leverage

Successfully met 2014 business objectives

EBITDA evolution – 2013-2014

($ M)

205 -118

79

421

255

2013 Volume Price Costs 2014

Positive volume growth trend continues

Volume by business segment

Cement

(YoY %)

+7%

+28%

’11 ’12 ’13 ’14

Aggregates

(YoY %)

-2%

+14%

’11 ’12 ’13 ’14

Ready-mix (1)(2)

(YoY %)

+7%

+32%

’11 ’12 ’13 ’14

Results for ready-mix on a like to like basis for the current operations

Ready-mix volumes YTD February 2015 up 16% YoY

Economy gaining momentum

Economy

- GDP growth expected to accelerate from 2.4% in 2014 to 3.0% in 2015

- Job creation expected to remain strong

- Economy approaching full employment, increasing confidence and supporting demand for housing

- Consumer on stronger footing with deleveraging process largely over, household wealth higher and an added boost from decline in energy prices

Construction sector

- Housing starts projected to increase ~20% in 2015

- I&C spending expected to continue at double-digit growth

- Public infrastructure spending projected to remain at low-single-digit growth as new project activity not gaining momentum yet

- Federal aid transportation funding expected to continue at current levels

Most of our markets expected to grow at a strong rate

2015 cement demand forecast (YoY %)

+8%

+8%

> 9%

5—8%

1—4%

< 0%

Total U.S.

+6.5%

-1%

+12%

Source: CEMEX estimates

Measuring the oil and gas impact on Texas

CEMEX

Economy	**Growth slowdown, yet no recession expected** - Texas' economy more diversified than in the 80's
Oil and Gas Sector	**Historical relationship indicates ~30% decline in rigs when oil prices decline ~50% to $50/barrel** - Oil well cement demand ~10% of Texas total
Residential, I&C and Public Sectors	**Low-single-digit growth in residential** **I&C expecting high single digits growth (ex. oil & gas)** **Public sector boosted by:** - $1.3 B approved through Prop 1 - $3.4 B approved in school bonds
Texas Cement Supply/Demand	**Volume expected to drop -1% YoY, yet market sold out** - Demand at ~15 M tons with plant capacity at ~13 M tons

CEMEX

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Value before volume strategy continues to drive prices

Price by business segment

Cement

(YoY %)

+6%

+10%

2011 2012 2013 2014

Aggregates

(YoY %)

+11%

+16%

2011 2012 2013 2014

Ready Mix

(YoY %)

+8%

+19%

2011 2012 2013 2014

1) Cement and ready-mix prices in local-currency terms are up 10% and 7%, respectively, YTD February 2015 on a YoY basis

Coupled with favorable cement supply/demand dynamics

U.S. cement supply / demand dynamics

(M tons)

124

118

111

Practical 103

Capacity 96

89

82

2013 2014 2015e 2016e 2017e 2018e 2019e

Source: USGS, PCA Fall 2014 forecast, CEMEX estimates

We expect positive trend to continue

CEMEX announced 2015 price increases

$11.0/mt (Jan)

$11.0/mt (Jan)

$11.0/mt (Apr)

$8.8/mt (Oct)

$11.0/mt (Apr) $11.0/mt (Jan)

$11.0/mt (Oct)

Environmental Fee

(Sep 15th, 2015) $5/mt $11.0/mt (Jan)

$8.8/mt (Jul)

CEMEX Cement Plant

Costs kept in line during current economic cycle

Unitary production costs by business segment

Cement

(YoY %)

+1%

’08 ’09 ’10 ’11 ’12 ’13 ’14

Aggregates

(YoY %)

+2%

’08 ’09 ’10 ’11 ’12 ’13 ’14

Ready Mix

(YoY %)

0%

’08 ’09 ’10 ’11 ’12 ’13 ’14

Productivity at record levels for most businesses

Productivity by business segment

Cement

(Mt/Working Hr)

+12%

’08 ’09 ’10 ’11 ’12 ’13 ’14

Aggregates

(Mt/Working Hr)

-5%

’08 ’09 ’10 ’11 ’12 ’13 ’14

Ready Mix

(m3/Working Hr)

+29%

’08 ’09 ’10 ’11 ’12 ’13 ’14

Continuously managing working capital

Working Capital

(Days)

70

60

55

51

30

2011 2012 2013 2014 2015 Target

(End of Year)

What we said in 2012

Volume in main businesses expected to grow at ~10% CAGR

- Slower job creation and lack of a Highway Bill yielded an ~8% CAGR

Achieving pricing excellence is our #1 priority going forward

- Pricing has contributed more than $300 M in EBITDA since 2011

Cost efficiency continuously being pursued to maximize profitability

- Cost increases below inflation with productivity at record levels

Operating leverage enhancing profitability

- Achieved 48% operating leverage with +15 p.p. margin expansion

Targeting $1.2 B in EBITDA by 2016

- Delayed due to lower than expected volume growth

What you should expect from us

Health and Safety

Value before Volume

Continuous Improvement

Financial Performance

Free Cash Flow

Achieve and sustain zero for life

Drive prices without losing market share

Improve productivity across all businesses Continue to manage costs effectively

Achieve medium-term EBITDA target of $1.2 B

Reduce working capital tied up in the business Continuous optimization of asset base

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